ICAP

4 October 2006


06017603


RECEIVED
OCT 0 5 2006
185

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully



Jenny McAuley
Company Secretarial

PROCESSED
OCT 2 6 2006
THOMSON FINANCIAL

Encs:



ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com



Registered Office as above
Registered in England & Wales No: 3611426

ICAP PLC - Trading Statement

RNS Number:5839J
ICAP PLC
28 September 2006

ICAP Pre Close Period Trading Statement

London, 28 September 2006. ICAP plc (IAP.L), the world's largest interdealer broker announces the following trading update ahead of the closed period following its financial half year ended 30 September 2006. ICAP's interim results will be announced on 21 November 2006.

ICAP has enjoyed an encouraging start to the financial year. The first three months were particularly active compared with the same period last year, benefiting from the market turbulence, notably during May. Overall activity levels during the seasonally slower summer months were better than the previous year and volumes in September have maintained this trend.

The volatile conditions specifically benefited emerging markets and foreign exchange. Equity derivatives were also especially active. With interest rate rises and flat yield curves, interest rate swaps in most markets have been busier than they have been for some time but fixed income volumes on the other hand have been more subdued. The credit markets saw spreads briefly widen in May before the markets calmed again but credit default swap volumes remained strong throughout the period.

The Group has made a very good start on the integration of the ICAP and EBS businesses and the total technology and other related savings are now expected to reach $45 million per annum by the financial year ending in March 2009 compared with the pre acquisition estimates of $32 million. The exceptional costs of achieving these savings are not expected to change from the previous estimate of $24 million during the same period. The EBS business is performing well.

Profit (before tax, amortisation and impairment of intangibles arising on consolidation and exceptional items) for the financial year ended 31 March 2007 is anticipated to be in line with analysts' current forecasts once adjustment is made for movements in the US dollar/Sterling exchange rate.

Note:

The current forecasts for ICAP plc pre-tax profits referred to in this

announcement are based on forecasts of profit before tax, amortisation and impairment of intangibles arising on consolidation and exceptional items provided by nine equity analysts. The range of those forecasts for the year to March 2007 is from £245 million to £269 million compared with the results for the year to March 2006 when ICAP plc's profits were £204 million. The sources o these estimates were Bloomberg and Hemscott.

Contacts:

Michael Spencer	Group Chief Executive	(44) 20 7050 740(
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 710:
Neil Bennett	The Maitland Consultancy	(44) 20 7379 515]

About ICAP:

ICAP is the world's largest interdealer broker with a daily average transaction volume in excess of $1.5 trillion, more than 50% of which is electronic. The Group is active in the wholesale markets in interest rates, credit, commodities, foreign exchange and equity derivatives. In June 2006 ICAP acquired EBS, the world's leading provider of FX trading and market data solutions. ICAP plc was added to the FTSE 100 Index on 30 June 2006. For more information go to www.icap.com

END

TSTQDLFLQKBEBBF

ICAP PLC - Statement re. Press Comment

RNS Number:3965J
ICAP PLC
25 September 2006

Statement re. Press Comment

Following recent press speculation regarding talks between ICAP plc and the London Stock Exchange plc, ICAP confirms that it has had exploratory discussions regarding a possible merger of the two companies. Those discussions have been discontinued.

END

SPCQELBLQKBEBBF

ICAP PLC - Directorate Change

RNS Number:2416J
ICAP PLC
20 September 2006

ICAP plc (the 'Company')

Following the announcement on 25 May 2006 of the appointment of Matthew Lester as the new Group Finance Director, the Company is pleased to confirm that Matthew Lester has now joined the Company and was appointed to the board on 6 September 2006.

Further enquiries: Mike Sheard, Director of Corporate Communications
020 7000 7103

ICAP plc
20 September 2006

END

BOABUGDCLSDGGLG

ICAP PLC - Director/PDMR Shareholding

yRNS Number:0430J
ICAP PLC
15 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating tc of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a dire managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument re the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

George Macdonald

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

George Macdonald

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

Roll-over of spread bet contract for the equivalent of 100,000 shares at £4.792 with an expiry date of 19 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

100,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

....

14. Date and place of transaction

12 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

400,000   0.06%

16. Date issuer informed of transaction

14 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

....

Name and signature of duly authorised officer of issuer responsible for making notification

Deborah Abrehart, Group Company Secretary

Date of notification

15 September 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSILFLEADIELIR

ICAP PLC - Director/PDMR Shareholding

RNS Number:7922I
ICAP PLC
11 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating tc of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a dire managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument re the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director

MATTHEW LESTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

....

....

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

07 SEPTEMBER 2006

18. Period during which or date on which it can be exercised

FROM 7 SEPTEMBER 2009 TO 6 SEPTEMBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 10p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

460p PER SHARE

22. Total number of shares or debentures over which options held following notification

333,000

23. Any additional information

SUBJECT TO PERFORMANCE CONDITION

24. Name of contact and telephone number for queries

020 7000 5781

Name and signature of duly authorised officer of issuer responsible for making notification

DEBORAH ABREHART

Date of notification

11 SEPTEMBER 2006

END

END

RDSILFFDAFILLIR

ICAP PLC - Director/PDMR Shareholding

RNS Number:0985I
ICAP PLC
24 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

RONALD PURPORA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10P

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE 1998 UNAPPROVED SHARE OPTION PLAN AND SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

500,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.077%

11. Number of shares, debentures or financial instruments relating to shares disposed

500,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.077%

13. Price per share or value of transaction

OPTION PRICE 1.885

SALE PRICE 4.575

14. Date and place of transaction

24 August 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0207 050 7108

Name and signature of duly authorised officer of issuer responsible for making notification

DEBORAH ABREHART

Date of notification

24 AUGUST 2006

END

END

RDSILFVDTRISFIR

ICAP PLC - Holding(s) in Company

RNS Number:0102I
ICAP PLC
23 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP PLC

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Stanley Securities Limited

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 10p

10. Date of transaction

21 August 2006

11. Date company informed

22 August 2006

12. Total holding following this notification

Holding has gone below 3%

13. Total percentage holding of issued class following this notification

Not known

14. Any additional information

15. Name of contact and telephone number for queries

Deborah Abrehart

16. Name and signature of authorised company official responsible for making this notification

Deborah Abrehart

Date of notification

23 August 2006

END

HOLEAFPDASPKEFE

ICAP PLC - Holding(s) in Company

RNS Number:8339H
ICAP PLC
18 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP Plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Stanley Securities Limited

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

16 August 2006

11. Date company informed

17 August 2006

12. Total holding following this notification

21,851,584

13. Total percentage holding of issued class following this notification

3.38%

14. Any additional information

15. Name of contact and telephone number for queries

Deborah Abrehart 020 7000 5000

16. Name and signature of authorised company official responsible for making this notification

Deborah Abrehart, Group Company Secretary

Date of notification

18 August 2006

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

HOLEAFPPFEEKEFE